

Mail Stop 4628

November 30, 2017

<u>Via E-Mail</u>
Timothy Riitters
Chief Financial Officer
Pure Storage, Inc.
650 Castro Street, Suite 400
Mountain View, CA 94041

      Re: **Pure Storage, Inc.**
              Form 10-K for the Fiscal Year Ended January 31, 2017
              Filed March 29, 2017
              File No. 1-37570

Dear Mr. Riitters:

      We refer you to our comment letter dated November 13, 2017 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Cecilia Blye

              Cecilia Blye, Chief
              Office of Global Security Risk

cc: John T. McKenna, Esq.
        Cooley LLP

        Barbara Jacobs
        Assistant Director